Exhibit 12.1

Century Communities, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the three months ended March 31, 2015 and 2014 and for the years ended December 31, 2014 and 2013.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013
Earnings	$11,238	$5,303	$33,530	$19,679
Fixed charges	$4,012	$90	$11,053	$1,183
Earnings to fixed charges	$2.80	$58.83	$3.03	$16.63

Earnings (Loss):
Income before income taxes	$9,524	$5,196	$30,959	$18,073
Add: fixed charges	4,012	90	11,053	1,183
Less: capitalized interest	(3,919)	(59)	(10,848)	(1,098)
Add: amortization of previously capitalized interest	1,621	76	2,366	1,521
Total earnings	$11,238	$5,303	$33,530	$19,679

Fixed Charges:
Interest expense (1)	$3	$0	$26	$—
Interest component of rent expense	90	31	179	85
Capitalized interest	3,919	59	10,848	1,098
Total fixed charges	$4,012	$90	$11,053	$1,183

(1)	Excludes capitalized interest.